SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        The United Illuminating Company
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                               (Name of Issuer)

                          Common Stock, no par value
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                        (Title of Class of Securities)

                                    910637
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 18, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                      (Continued on the following pages)

                              (Page 1 of 9 Pages)

CUSIP No.  901637

  1   NAME OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rhoda L. Chase

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/
  3   SEC USE ONLY
  4   SOURCE OF FUNDS*

      PF
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                           / /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.

   NUMBER OF    7   SOLE VOTING POWER
    SHARES          252,500 shares
 BENEFICIALLY       SHARED VOTING POWER
OWNDED BY EACH  8   0 shares
  REPORTING         SOLE DISPOSITIVE POWER
    PERSON      9   0 shares
     WITH       10  SHARED DISPOSITIVE POWER
                    252,500 shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      252,500 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                             /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.8%

14    TYPE OF REPORTING PERSON*
      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"), a Connecticut corporation whose principal executive offices are located at 157 Church Street, New Haven, Connecticut 06506.

Item 2.   IDENTITY AND BACKGROUND

     (a)  NAME:

          Rhoda L. Chase

     (b)  RESIDENCE OR BUSINESS ADDRESS:

          96 High Ridge Road
          West Hartford, Connecticut 06117

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          Not applicable.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP:

          The reporting person is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The reporting person purchased an aggregate of 252,500 shares of Common Stock in open market transactions from May 5, 1997 through September 26, 1997. All such transactions are set fourth on Schedule I hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $8,140,196. The funds to purchase such shares of Common Stock were personal funds of the reporting person.

Item 4.   PURPOSE OF TRANSACTION.

          The reporting person is holding the 252,500 shares of Common Stock she owns of record for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for her shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change her plans and intentions at any time, as she deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of her present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

          Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f) Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person owns of record and beneficially 252,500 shares of Common Stock, representing approximately 1.8% of the 14,101,291 shares of Common Stock reported to be outstanding as of June 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997).

     This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that she is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 24,000 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding as of June 30, 1997, owned by Cheryl A. Chase, the daughter of the reporting person, (ii) 170,000 shares of Common Stock, or 1.2% of the Common Stock outstanding as of June 30, 1997, owned by Arnold L. Chase, the son of the reporting person, (iii) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock outstanding as of June 30, 1997, owned by The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries, or (iv) 157,500 shares of Common Stock, or 1.1% of the Common Stock outstanding as of June 30, 1997, owned by American Ranger, Inc. ("American Ranger"), a company which is owned and controlled by the Chase family, as described below. David T. Chase (the husband of the reporting person and the father of Cheryl A. Chase and Arnold L. Chase) may be deemed to be a beneficial owner of the shares of Common Stock referred to in clauses (i), (ii) and
(iii) of the immediately preceding sentence.

     American Ranger is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"). David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of American Ranger and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

     (b) The reporting person has the sole power to vote or to direct the vote of the 252,500 shares of Common Stock owned by her. The reporting person shares the power to dispose or to direct the disposition of the 252,500 shares of Common Stock owned by her with her husband, David T. Chase.

     David T. Chase's principal occupation is Chairman of the Board of Directors and President of DTCE, a holding company for various Chase family interests. David T. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. During the past five years, David T. Chase has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, David T. Chase has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David
T. Chase is a citizen of the United States of America.

     (c) All transactions in the Common Stock effected by or on behalf of the reporting person in the past 60 days are set forth on Schedule I, which is incorporated herein by reference. All such transactions were open market purchases of Common Stock. Some of the transactions were effected for the account of the reporting person by David T. Chase.

     (d) Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a General Trading Authorization for Securities and/or Options Accounts (the "Trading Authorization"), the reporting person has granted to David T. Chase the power to enter orders to purchase and sell securities for the brokerage account in which she holds the Common Stock. The Trading Authorization also confers upon him the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account to the reporting person or to others. The powers granted by the Trading Authorization remain effective until terminated by the reporting person. Some of the transactions described herein were effected by David T. Chase for the account of the reporting person pursuant to the Trading Authorization.

          The foregoing description of the Trading Authorization is subject to, and is qualified in its entirety by reference to, the form of Trading Authorization, which is filed as an exhibit to this Schedule 13D.

          Except as described in this Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of UI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Form of Trading Authorization.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    September 26, 1997        /s/ Rhoda L. Chase
                                    Rhoda L. Chase

                            SCHEDULE I

          Transactions in The United Illuminating Company
                  Common Stock by Rhoda L. Chase

      DATE           ACTION          PRICE          SHARES
5/5/97           Buy            25 5/8             2,000
5/6/97           Buy            26 1/4             7,000
5/7/97           Buy            26 3/8            10,000
5/7/97           Buy            26.239             5,000
5/8/97           Buy            26 3/8             3,000
5/13/97          Buy            26 3/8             9,668
5/14/97          Buy            26  1/2            6,566
5/15/97          Buy            26  1/2            1,666
5/19/97          Buy            27 3/4             5,100
5/23/97          Buy            28.000            20,000
6/20/97          Buy            29.829             5,000
7/1/97           Buy            30.729               600
7/7/97           Buy            32.098             9,400
7/14/97          Buy            32  1/2            1,500
7/15/97          Buy            32 15/16          13,500
7/23/97          Buy            33.653            10,000
7/24/97          Buy            33.489            15,000
7/28/97          Buy            34 1/8            75,000
8/21/97          Buy            35.000             8,300
8/22/97          Buy            34.993            19,200
9/18/97          Buy            36.968             4,000
9/18/97          Buy            36.800             6,000
9/25/97          Buy            36.479             5,000
9/26/97          Buy            36.946            10,000
                                TOTAL            252,500